Exhibit 99.1

Postal Ballot Voting Results
Disclosure as per Regulation 44(3) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	VEDANTA LIMITED
Date of the ~~AGM/EGM/~~Declaration of Results of Postal Ballot	15-Jun-16
Total number of shareholders on ~~record date~~ / Cut off Date	406691
Cut off Date	29-Apr-16
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:
Public:
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:
Public:
Number of Shareholders who casted their votes	1294
Number of votes casted	1307
Promoter and Promoter Group	6
Public	1301

Resolution required: (Ordinary/ Special)	Special

Matter of the resolution	Approval for increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs.60,000 Crore to Rs.80,000 Crore.
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764554420	1764360624	99.99	1764360624	0	100.00	0.00
	Poll	0	0	0.00	00	0	0.00	0.00
	Postal Ballot (if applicable)	1764554420	0	0.00	00	0	0.00	0.00

	Total	1764554420	1764360624	99.99	1764360624	0	100.00	0.00

Public- Institutions	E-Voting	640268780	379189242	59.22	190883806	188305436	50.34	49.66
	Poll	0	0	0.00	00	0	0.00	0.00
	Postal Ballot (if applicable)	640268780	0	0.00	00	0	0.00	0.00

	Total	640268780	379189242	59.22	190883806	188305436	50.34	49.66

Public- Non Institutions	E-Voting	559871039	55494883	9.91	55329667	165216	99.70	0.30
	Poll	0	0	0.00	00	0	0.00	0.00
	Postal Ballot (if applicable)	559871039	362925	0.06	303125	59800	83.52	16.48

	Total	559871039	55857808	9.98	55632792	225016	99.60	0.40

	Total	2964694239	2199407674	74.19	2010877222	188530452	91.43	8.57

The number of votes casted in favour of the Special Resolution is 201,08,77,222 ie 91.43% of the paid up capital of the Company. The aforesaid Special Resolution has been approved with the requisite majority by the Shareholders of the Company.

For Vedanta Limited

D.D. Jalan

Whole-Time Director & Chief Financial Officer